UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38067

Verona Pharma plc

(Exact Name of Registrant as Specified in Its Charter)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Private Placement of American Depositary Shares and Non-Voting Ordinary Shares

On July 17, 2020, Verona Pharma plc (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 38,440,009 of its American Depositary Shares (the “ADSs”), each representing eight Ordinary Shares of the Company, nominal value £0.05 per share (the “Ordinary Shares”) and 48,088,896 Non-Voting Ordinary Shares of the Company, nominal value £0.05 per share (the “Non-Voting Ordinary Shares”), to the Investors, at a purchase price equal to $4.50 per ADS and $0.5625 per Non-Voting Ordinary Share (the “Private Placement”). The Company also agreed to sell 222,216 Ordinary Shares to a director at a purchase price per share of £0.45 (the “Subscription”). The Purchase Agreement contained customary representations and warranties from the Company and the Investors and customary closing conditions. The closing of the Private Placement and the Subscription occurred on July 22, 2020 (the “Closing Date”). The aggregate gross proceeds to the Company from the Private Placement and the Subscription is approximately $200 million. With the proceeds from the Private Placement and the Subscription, the Company plans to initiate its Phase 3 ENHANCE clinical trials later in 2020 and expects to support its programs into 2023.

On July 17, 2020, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) no later than 30 days following the Closing Date for purposes of registering the Ordinary Shares underlying the ADSs and the Ordinary Shares into which the Non-Voting Ordinary Shares may be re-designated (together, the “Shares”). The ADSs are registered on a Registration Statement on Form F-6 (File No. 333-217353). The Company agreed to use its commercially reasonable efforts to cause the registration statement to be declared effective by the SEC.

The Company has also agreed, among other things, to indemnify the Investors, their officers, directors, partners, members, employees, investment advisers and agents, and each person who controls such Investors from certain liabilities and to pay all fees and expenses (excluding legal fees of the Investors, except legal fees pursuant to the Investors’ indemnification rights, and any discounts, commissions, or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) incurred by the Company in connection with the registration of the Shares.

The Private Placement is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. The Investors have acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends have been affixed to the ADSs.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Registration Rights Agreement, which are filed as Exhibits 1 and 2, respectively, to this Report on Form 6-K, and are incorporated by reference herein.

Press Release

On July 22, 2020, the Company issued a press release regarding the closing of the Private Placement and the Subscription and announcing updates to the interests of certain persons discharging managerial responsibilities (“PDMRs”) in the Company following the closing of the Private Placement and the Subscription. A copy of the press release is furnished herewith as Exhibit 3 to this Report on Form 6-K.

Other Information

The Company has determined that it no longer qualifies as a “foreign private issuer” under the rules and regulations of the SEC. As a result, beginning January 1, 2021, the Company will be subject to the rules and regulations of the SEC applicable to U.S. domestic issuers, including, among other things, the requirement to file an annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as required, rules governing solicitation of proxies, the provisions of Regulation Fair Disclosure, which regulate the selective disclosure of material information, and the requirement for insiders to file public reports of their ownership of the Company and trading activities. In addition, beginning January 1, 2021, the Company will be subject to the Nasdaq Global Market listing requirements applicable to domestic U.S. issuers, including, among other things, requirements with respect to the composition of its board of directors and committees, certain corporate governance matters and shareholder approval of certain actions.

The information under the headings “Private Placement of American Depositary Shares and Non-Voting Ordinary Shares” and “Other Information” above and Exhibits 1 and 2 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-225107) and Form S-8 (File Nos. 333-217521 and 333-237926).

EXHIBIT INDEX

Exhibit Number	Description

1	Securities Purchase Agreement, dated as of July 17, 2020, by and among Verona Pharma plc and the investors identified on Exhibit A thereto.
2	Registration Rights Agreement, dated as of July 17, 2020, by and among Verona Pharma plc and the investors named in the Securities Purchase Agreement.
3	Press release of Verona Pharma plc dated July 22, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: July 22, 2020	By:	/s/ Claire Poll
Name: Claire Poll
Title: Legal Counsel